FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

November 3, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 3, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold had entered into an agreement with Canaccord Capital Corporation (“Canaccord”) pursuant to which Canaccord has agreed to purchase, on a bought deal basis, 2,000,000 common shares of SpectrumGold at a price of $3.10 per share for total gross proceeds of $6,200,000. In addition to commission, SpectrumGold has agreed to issue to Canaccord warrants to purchase 100,000 shares of SpectrumGold for one year at $3.45 per share.

Item Five - Full Description of Material Change

On November 3, 2003, NovaGold Resources Inc. and its subsidiary, SpectrumGold Inc., announced that SpectrumGold had entered into an agreement with Canaccord Capital Corporation (“Canaccord”) pursuant to which Canaccord has agreed to purchase, on a bought deal basis, 2,000,000 common shares of SpectrumGold at a price of $3.10 per share for total gross proceeds of $6,200,000. In addition to commission, SpectrumGold has agreed to issue to Canaccord warrants to purchase 100,000 shares of SpectrumGold for one year at $3.45 per share.

Contemporaneously with the Canaccord financing, SpectrumGold’s parent company NovaGold Resources Inc. (“NovaGold”), in order to maintain its 56% ownership, has agreed to purchase on a non-brokered basis 2,080,000 common shares of SpectrumGold at $3.10 per share and 500,000 shares at $3.45 per share, for gross proceeds of $8,173,000.

The proceeds from both of the private placements are to be used for further development of SpectrumGold’s Galore Creek gold-silver-copper project in British Columbia and for general working capital purposes. The total gross proceeds from the financings will be $14,373,000 and both financings are expected to close on or about November 20, 2003. Upon completion of these transactions NovaGold will hold 14,364,425 or 56.41% of the issued shares of SpectrumGold. The private placements are subject to receipt of all necessary regulatory and stock exchange approvals.

SpectrumGold (TSX: SGX) was listed on the Toronto Stock Exchange on October 27, 2003 and has 20.9 million shares currently outstanding. SpectrumGold holds options acquire 100% interests in two advanced stage properties including the Galore Creek gold-silver-copper project and five early stage properties in Western Canada.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold with 52.5 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 6th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release - Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

SpectrumGold Announces $14 Million Bought Deal Financings

November 3, 2003, Vancouver – SpectrumGold Inc. (TSX: SGX) and NovaGold Resources Inc. (TSX: NRI)

SpectrumGold Inc. (“SpectrumGold”) is pleased to announce that it has entered into an agreement with Canaccord Capital Corporation (“Canaccord”) pursuant to which Canaccord has agreed to purchase, on a bought deal basis, 2,000,000 common shares of SpectrumGold at a price of $3.10 per share for total gross proceeds of $6,200,000. In addition to commission, SpectrumGold has agreed to issue to Canaccord warrants to purchase 100,000 shares of SpectrumGold for one year at $3.45 per share.

Contemporaneously with the Canaccord financing, SpectrumGold’s parent company NovaGold Resources Inc. (“NovaGold”), in order to maintain its 56% ownership, has agreed to purchase on a non-brokered basis 2,080,000 common shares of SpectrumGold at $3.10 per share and 500,000 shares at $3.45 per share, for gross proceeds of $8,173,000.

The proceeds from both of the private placements are to be used for further development of SpectrumGold’s Galore Creek gold-silver-copper project in British Columbia and for general working capital purposes. The total gross proceeds from the financings will be $14,373,000 and both financings are expected to close on or about November 20, 2003. Upon completion of these transactions NovaGold will hold 14,364,425 or 56.41% of the issued shares of SpectrumGold. The private placements are subject to receipt of all necessary regulatory and stock exchange approvals.

About SpectrumGold

SpectrumGold (TSX: SGX) was listed on the Toronto Stock Exchange on October 27, 2003 and has 20.9 million shares currently outstanding. SpectrumGold holds options acquire 100% interests in two advanced stage properties including the Galore Creek gold-silver-copper project and five early stage properties in Western Canada.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold with 52.5 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net.

For more information contact:
Don MacDonald, CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227